UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Echelon Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

27874N 10 5

(CUSIP Number)

12/31/09

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27874N 10 5
1.	Names of Reporting Persons. M. Kenneth Oshman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,549,556
	6.	Shared Voting Power 3,364,064
	7.	Sole Dispositive Power 1,549,556
	8.	Shared Dispositive Power 3,364,064
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,432,162*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.1%
12.	Type of Reporting Person (See Instructions) IN

*	Includes the following shares which may be acquired by M. Kenneth Oshman within 60 days of December 31, 2009: (i) 62,604 shares upon release of performance shares and (ii) 455,938 shares upon exercise of vested stock appreciation rights, or SARs. The number of shares issued upon the release of performance shares will be reduced by a number of shares sufficient to cover the withholding taxes due at the time of release. The number of shares issued upon the exercise of SARs will be reduced at the time of exercise by (i) a number of shares sufficient to cover the $7.69 per share grant price times the number of shares with respect to which the SAR is being exercised plus (ii) a number of shares sufficient to cover the amount of certain minimum withholding taxes due at the time of exercise. The number of shares withheld to cover the withholding taxes and/or grant price will be calculated based on the fair market value of our common stock on the date of release or exercise.

CUSIP No. 27874N 10 5
1.	Names of Reporting Persons. Barbara S. Oshman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,364,064
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,364,064
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,064
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer:

Echelon Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

550 Meridian Avenue, San Jose, CA 95126

Item 2.

	(a)	Name of Person Filing:

M. Kenneth Oshman and Barbara S. Oshman, husband and wife

	(b)	Address of Principal Business Office or, if none, Residence:

550 Meridian Avenue, San Jose, CA 95126

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

27874N 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owed:

M. Kenneth Oshman: 5,432,162 shares

Barbara S. Oshman: 3,364,064 shares

(b) Percent of class:

M. Kenneth Oshman: 13.1%, based on 41,005,742 outstanding shares of Common Stock of the Issuer as of December 31, 2009.

Barbara S. Oshman: 8.2%, based on 41,005,742 outstanding shares of Common Stock of the Issuer as of December 31, 2009.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

M. Kenneth Oshman: 1,549,556 shares*

Barbara S. Oshman: 0 shares

(ii) Shared power to vote or to direct the vote

M. Kenneth Oshman: 3,364,064 shares**

Barbara S. Oshman: 3,364,064 shares**

(iii) Sole power to dispose or to direct the disposition of

M. Kenneth Oshman: 1,549,556 shares*

Barbara S. Oshman: 0 shares

(iv) Shared power to dispose or to direct the disposition of

M. Kenneth Oshman: 3,364,064 shares**

Barbara S. Oshman: 3,364,064 shares**

*	16,452 shares are held by the M. Kenneth Oshman 2008 Annuity Trust dated February 19, 2008, of which M. Kenneth Oshman is trustee. 119,915 shares are held by the M. Kenneth Oshman 2008A Annuity Trust dated August 1, 2008, of which M. Kenneth Oshman is trustee. 458,326 shares are held by the M. Kenneth Oshman 2009 Annuity Trust dated February 20, 2009, of which M. Kenneth Oshman is trustee. 180,085 shares are held by the M. Kenneth Oshman 2009A Annuity Trust dated August 4, 2009, of which M. Kenneth Oshman is trustee. 16,452 shares are held by the Barbara S. Oshman 2008 Annuity Trust dated February 19, 2008, of which M. Kenneth Oshman is trustee. 119,915 shares are held by the Barbara S. Oshman 2008A Annuity Trust dated August 1, 2008, of which M. Kenneth Oshman is trustee. 458,326 shares are held by the Barbara S. Oshman 2009 Annuity Trust dated February 20, 2009, of which M. Kenneth Oshman is trustee. 180,085 shares are held by the Barbara S. Oshman 2009A Annuity Trust dated August 4, 2009, of which M. Kenneth Oshman is trustee.
**	2,875,636 shares are held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the “Oshman Trust”). 488,428 shares are held by O-S Ventures, of which the Oshman Trust is general partner.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date

/s/ M. KENNETH OSHMAN
Signature

M. Kenneth Oshman
Name/Title

February 10, 2010
Date

/s/ BARBARA S. OSHMAN
Signature

Barbara S. Oshman
Name/Title